Exhibit 99.6

Form of Release to Stock Exchanges and Advertisement

Infosys Limited

CIN : L85110KA1981PLC013115 Regd.

Office: Electronics City, Hosur Road, Bengaluru 560 100, India.

Website: www.infosys.com; Email: investors@infosys.com; Telephone: 91 80 2852 0261; Fax: 91 80 2852 0362

Statement of Consolidated Audited Results of Infosys Limited and its subsidiaries for the quarter and year ended March 31, 2019 prepared in compliance with the Indian Accounting Standards (Ind-AS)

(in crore, except per equity share data)

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2019	2018	2018	2019	2018
	Audited	Audited	Audited	Audited	Audited
Revenue from operations	21,539	21,400	18,083	82,675	70,522
Other income, net (Refer Note 1(b))#	665	753	652	2,882	3,311
Total Income	22,204	22,153	18,735	85,557	73,833
Expenses
Employee benefit expenses	12,074	11,622	10,054	45,315	38,893
Cost of technical sub-contractors	1,601	1,618	1,107	6,033	4,297
Travel expenses	603	625	492	2,433	1,995
Cost of software packages and others	689	712	466	2,553	1,870
Communication expenses	115	113	113	471	489
Consultancy and professional charges	376	354	282	1,324	1,043
Depreciation and amortisation expenses	531	580	458	2,011	1,863
Other expenses	932	946	639	3,655	2,924
Reduction in the fair value of Disposal Group Held for Sale (Refer Note 1(e))	–	–	118	270	118
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held For Sale" (Refer Note 1(e))	–	451	–	451	–
Total expenses	16,921	17,021	13,729	64,516	53,492
Profit before non-controlling interest / share in net profit / (loss) of associate	5,283	5,132	5,006	21,041	20,341
Share in net profit/(loss) of associate, including impairment (Refer Note 1(c ))	–	–	–	–	(71)
Profit before tax	5,283	5,132	5,006	21,041	20,270
Tax expense: (Refer Note 1(a))
Current tax	1,193	1,472	1,466	5,727	4,581
Deferred tax	12	50	(150)	(96)	(340)
Profit for the period	4,078	3,610	3,690	15,410	16,029
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net	(3)	(23)	34	(22)	55
Equity instruments through other comprehensive income, net	1	57	9	70	7
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedges, net	(15)	56	2	21	(39)
Exchange differences on translation of foreign operations	(70)	(288)	200	63	321
Fair value changes on investments, net	25	37	(15)	2	(1)
Total other comprehensive income, net of tax	(62)	(161)	230	134	343
Total comprehensive income for the period	4,016	3,449	3,920	15,544	16,372
Profit attributable to:
Owners of the company	4,074	3,609	3,690	15,404	16,029
Non-controlling interest	4	1	–	6	–
	4,078	3,610	3,690	15,410	16,029
Total comprehensive income attributable to:
Owners of the company	4,012	3,448	3,920	15,538	16,372
Non-controlling interest	4	1	–	6	–
	4,016	3,449	3,920	15,544	16,372
Paid up share capital (par value 5/- each, fully paid) (Refer Note 1(d))	2,170	2,176	1,088	2,170	1,088
Other equity*	62,778	63,835	63,835	62,778	63,835
Earnings per equity share (par value 5/- each) (Refer Note 1(d) & 1(e))**
Basic ()	9.37	8.30	8.49	35.44	35.53
Diluted ()	9.36	8.29	8.48	35.38	35.50

*	Balances for the quarter ended December 31, 2018 represents balance as per the audited Balance Sheet for the year ended March 31, 2018 as required by SEBI (Listing and Other Disclosure Requirements) Regulations, 2015
**	EPS is not annualized for the quarter ended March 31, 2019, December 31, 2018 and March 31, 2018.
#	Other income includes 51 crore for the quarter and year ended March 31, 2019 and 262 crore for year ended March 31, 2018 towards the interest on income tax refund.

1. Notes pertaining to the previous quarters / periods

a)	In December 2017, on conclusion of an Advance Pricing Agreement (“APA”) with the U.S. Internal Revenue Service (“IRS”), the Company had reversed income tax expense provision of $225 million (1,432 crore), which pertained to previous periods.

b)	During the quarter ended June 30, 2017, the Company had written down the entire carrying value of the investment in its associate DWA Nova LLC amounting to 71 crore.

c)	The Company has allotted 2,18,41,91,490 fully paid up equity shares (including treasury shares) of face value 5/- each during the three months ended September 30, 2018 pursuant to a bonus issue approved by the shareholders. Consequent to this bonus issue, the earnings per share has been adjusted for previous periods presented in accordance with Ind AS 33, Earnings per share.

d)	Reclassification of Disposal Group "Held for Sale''

In the three months ended March 31, 2018, the Company had classified its subsidiaries, Kallidus and Skava (together referred to as "Skava”) and Panaya, collectively referred to as the “Disposal Group” as "Held for Sale" and recorded a reduction in the fair value amounting to 118 crore for the three months and year ended March 31, 2018 and 270 crore for the three months ended June 30, 2018 in respect of Panaya.

During the three months ended December 31, 2018, in accordance with Ind AS 105 -" Non current Assets held for Sale and Discontinued Operations", the Company concluded that the Disposal Group did not meet the criteria for "Held for Sale" classification and accordingly the assets and liabilities of Panaya and Skava have been included on a line by line basis in the consolidated financial statements for the period and as at December 31, 2018 and March 31, 2019.

On reclassification from “Held for Sale”, the Company recorded additional depreciation and amortization expenses of 88 crore and an adjustment in respect of excess of carrying amount over recoverable amount of 451 crore (comprising of 358 crore towards goodwill and 93 crore towards value of customer relationships) in respect of Skava in the consolidated statement of Profit and Loss for the three months ended December 31, 2018.

2. Notes pertaining to the current quarter

a)	The audited interim consolidated financial statements for the quarter and year ended March 31, 2019 and the audited consolidated financial statements for the year ended March 31, 2019 have been taken on record by the Board of Directors at its meeting held on April 12, 2019. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unqualified audit opinion. The information for the year ended March 31, 2019 presented above is extracted from the audited consolidated financial statements and the information for quarter ended March 31, 2019 are extracted from the audited interim consolidated financial statements. These consolidated financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b)	Buyback of equity shares of the Company

The shareholders approved the proposal of buyback of Equity Shares recommended by the Board of Directors,in its meeting held on January 11, 2019, through the postal ballot that concluded on March 12, 2019. At the Maximum buyback price of 800/- per equity share and the Maximum buyback size of 8,260 crore the maximum indicative number of Equity shares bought back would be 10,32,50,000 Equity Shares (Maximum buyback shares) comprising approximately 2.36% of the paid-up equity share capital of the Company.

The buyback was offered to all eligible equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through the stock exchange. The Company will fund the buyback from its free reserves. The buyback of equity shares through the stock exchange commenced on March 20, 2019 and is expected to be completed by September, 2019. During the year ended March 31, 2019, 1,26,52,000 equity shares were purchased from the stock exchange which include 18,18,000 shares which have been purchased but not extinguished as of March 31, 2019 and 36,36,000 shares which have been purchased but have not been settled and therefore not extinguished as of March 31, 2019. In accordance with section 69 of the Companies Act, 2013, during the year ended March 31, 2019, the Company has created ‘Capital Redemption Reserve’ of 5 crore equal to the nominal value of the shares bought back as an appropriation from general reserve. Subsequent to the year ended March 31, 2019, the Company has additionally purchased 81,31,000 shares; total number of shares purchased till date is 2,07,83,000 amounting to 1,546 crore (net of transaction costs).

c)	Management change

a.	The Board has appointed Nilanjan Roy as the Chief Financial Officer of the Company effective March 1, 2019.

b.	Jayesh Sanghrajka was appointed as the Interim Chief Financial Officer effective November 17, 2018. He resumed his responsibilities as Deputy Chief Financial Officer effective March 1, 2019.

d)	Grant of Stock options/RSU's

The Board, on April 12, 2019, based on the recommendations of the Nominations and Remuneration Committee approved, the performance based grant of RSUs amounting to 13 crore for the financial year 2020 to Salil Parekh, CEO and Managing Director under the 2015 Stock Incentive Compensation Plan (2015 plan). This was pursuant to the approval from the shareholders through postal ballot concluded on February 20, 2018. These RSU's will vest in line with the current employment agreement. The RSUs will be granted w.e.f May 2, 2019 and the number of RSU's will be calculated based on the market price at the close of trading on May 2, 2019.

The Board, on April 12, 2019, under the 2015 plan, based on the recommendations of the Nominations and Remuneration Committee approved :

a)	The grant of annual time based RSU’s of fair value 1.75 crore to Nilanjan Roy, CFO, in accordance with his employment agreement. These RSU's will vest equally over a period of 4 years from the date of grant. The Committee also approved an annual performance based RSU of fair value 0.75 crore which will vest equally over a period of 3 years subject to achievement of performance targets. The RSUs will be granted w.e.f May 2, 2019 and the number of RSU's will be calculated based on the market price at the close of trading on May 2, 2019.

b)	Grant of 12,200 RSU's to an eligible employee of the Company under the 2015 plan. These RSUs shall vest equally over a period of 4 years from the date of grant. The RSUs will be granted w.e.f May 2, 2019.

e)	Acquisitions

Hitachi Procurement Service Co. Ltd

On April 1, 2019, Infosys Consulting Pte Limited (a wholly owned subsidiary of Infosys Limited) acquired 81% of voting interests in Hitachi Procurement Service Co., Ltd., (HIPUS), Japan, a wholly owned subsidiary of Hitachi Ltd, Japan, for a total cash consideration of JPY 3.29 billion (approximately 206 crore) on fulfilment of closing conditions.

Proposed acquisition - Stater N.V.

On March 28, 2019, Infosys Consulting Pte Limited (a wholly owned subsidiary of Infosys Limited) entered into a definitive agreement to acquire 75% of the shareholding in Stater N.V., a wholly-owned subsidiary of ABN AMRO Bank N.V., Netherlands, for a consideration including base purchase price of up to EUR 127.5 million (approximately 990 crore) and customary closing adjustments, subject to regulatory approvals and fulfilment of closing conditions.

f)	As previously disclosed to the Stock exchanges on February 15, 2019, the Securities and Exchange Board of India (SEBI) has passed a settlement order in respect of a settlement application pertaining to matters related to the severance agreement entered into with a former CFO of the Company and based on the same, the Company has paid a settlement amount of 34 lakhs to SEBI.

3.	Information on dividends for the quarter and year ended March 31, 2019

For financial year 2019, the Board recommended a final dividend of 10.50/- per equity share. The payment is subject to the approval of the shareholders in the ensuing Annual General Meeting of the Company to be held on June 22, 2019. The book closure date for the purpose of the Annual General Meeting and payment of final dividend is June 15, 2019. A special dividend of 4/- per equity share was declared on January 11, 2019 and the same was paid on January 28, 2019. For the financial year ended 2018, the Company declared a special dividend of 5/- per share (adjusted for September 2018 bonus issue) and a final dividend of 10.25/- per share (adjusted for September 2018 bonus issue)

An interim dividend of 7/- per equity share was declared on October 16, 2018 and the same was paid on October 30, 2018.

(in )

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2019	2018	2018	2019	2018
Dividend per share (par value 5/- each)
Interim dividend	–	–	–	7.00	6.50
Final dividend	10.50	–	10.25	10.50	10.25
Special dividend	–	4.00	5.00	4.00	5.00

Note: Dividend per equity share disclosed for quarter and year ended March 31, 2018 in the above table represents dividends declared previously, retrospectively adjusted for September 2018 bonus issue.

4. Audited Consolidated Balance Sheet

(in crore)

Particulars	As at
	March 31, 2019	March 31, 2018
ASSETS
Non-current assets
Property, plant and equipment	11,479	10,116
Capital work-in-progress	1,388	1,606
Goodwill	3,540	2,211
Other Intangible assets	691	247
Investment in associate	–	–
Financial assets:
Investments	4,634	5,756
Loans	19	36
Other financial assets	312	284
Deferred tax assets (net)	1,372	1,282
Income tax assets (net)	6,320	6,070
Other non-current assets	2,105	2,265
Total non-current assets	31,860	29,873
Current assets
Financial assets
Investments	6,627	6,407
Trade receivables	14,827	13,142
Cash and cash equivalents	19,568	19,818
Loans	241	239
Other financial assets	5,505	6,684
Income tax assets (net)	423	–
Other current assets	5,687	1,667
	52,878	47,957
Assets held for sale	–	2,060
Total current assets	52,878	50,017
Total Assets	84,738	79,890
EQUITY AND LIABILITIES
Equity
Equity share capital	2,170	1,088
Other equity	62,778	63,835
Total equity attributable to equity holders of the Company	64,948	64,923
Non-controlling interests	58	1
Total equity	65,006	64,924
Liabilities
Non-current liabilities
Financial liabilities
Other financial liabilities	147	61
Deferred tax liabilities (net)	672	541
Other non-current liabilities	275	259
Total non-current liabilities	1,094	861
Current liabilities
Financial liabilities
Trade payables	1,655	694
Other financial liabilities	10,452	6,946
Other Current Liabilities	4,388	3,606
Provisions	576	492
Income tax liabilities (net)	1,567	2,043
	18,638	13,781
Liabilities directly associated with assets held for sale	–	324
Total current liabilities	18,638	14,105
Total equity and liabilities	84,738	79,890

The disclosure is an extract of the audited Consolidated Balance Sheet as at March 31, 2019 and March 31, 2018 prepared in compliance with the Indian Accounting Standards (Ind-AS).

5. Segment reporting (Consolidated - Audited)

(in crore)

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2019	2018	2018	2019	2018
Revenue by business segment
Financial Services (1)	6,805	6,953	5,886	26,477	23,172
Retail (2)	3,416	3,503	2,879	13,556	11,345
Communication (3)	2,921	2,547	2,334	10,426	8,883
Energy, Utilities, Resources and Services	2,747	2,741	2,172	10,390	8,297
Manufacturing	2,161	2,166	1,735	8,152	6,671
Hi Tech	1,650	1,569	1,335	6,177	5,131
Life Sciences (4)	1,287	1,335	1,213	5,203	4,698
All other segments (5)	552	586	529	2,294	2,325
Total	21,539	21,400	18,083	82,675	70,522
Less: Inter-segment revenue	–	–	–	–	–
Net revenue from operations	21,539	21,400	18,083	82,675	70,522
Segment profit before tax, depreciation and non-controlling interests:
Financial Services (1)	1,721	1,820	1,638	6,878	6,370
Retail (2)	1,017	1,037	834	4,034	3,303
Communication (3)	578	607	697	2,517	2,619
Energy, Utilities , Resources and Services	634	687	635	2,542	2,411
Manufacturing	471	508	342	1,853	1,274
Hi-Tech	376	367	392	1,548	1,446
Life Sciences (4)	323	365	348	1,419	1,391
All other segments (5)	37	26	42	116	199
Total	5,157	5,417	4,928	20,907	19,013
Less: Other unallocable expenditure	539	587	456	2,027	1,865
Add: Unallocable other income	665	753	652	2,882	3,311
Less: Reduction in the fair value of Disposal Group Held for Sale	–	–	118	270	118
Less: Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held For Sale"	–	451	–	451	–
Add: Share in net profit/(loss) of associate, including impairment of associate	–	–	–	–	(71)
Profit before tax and non-controlling interests	5,283	5,132	5,006	21,041	20,270

(1) Financial Services include enterprises in Financial Services and Insurance

(2) Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics

(3) Communication includes enterprises in Communication, Telecom OEM and Media

(4) Life Sciences includes enterprises in Life sciences and Health care

(5)	All other segments include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services

Notes on segment information

Business segments

During the quarter ended June 30, 2018, the Group internally reorganized some of its business segments to deepen customer relationships, improve focus of sales investments and increase management oversight. Consequent to the internal reorganization, there were changes in the reportable business segments based on “Management approach” as defined under Ind AS 108, Operating Segments. Enterprises in Insurance which was earlier considered under the Life Sciences, Healthcare and Insurance business segment are now considered under the Financial Services business segment and enterprises in Communication, Telecom OEM and Media which was earlier under Energy & Utilities, Communication and Services is now shown as a separate business segment. Allocated expenses of segments include expenses incurred for rendering services from the Company's offshore software development centres and on-site expenses, which are categorized in relation to the associated efforts of the segment. Segmental operating income has changed in line with the internal reorganization as well as changes in the allocation method. The previous period figures, extracted from the audited consolidated financial statements of the respective period/year, have been presented after incorporating necessary reclassification adjustments pursuant to changes in the reportable segments.

Segmental capital employed

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

6. Audited financial results of Infosys Limited (Standalone Information)

(in crore)

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2019	2018	2018	2019	2018
Revenue from operations	18,935	18,819	15,984	73,107	61,941
Profit before tax (Refer note below)	4,953	4,942	4,390	19,927	19,908
Profit for the period (Refer note below)	3,820	3,501	3,157	14,702	16,155

The audited results of Infosys Limited for the above mentioned periods are available on our website, www.infosys.com and on the Stock Exchange website www.nseindia.com and www.bseindia.com. The information above has been extracted from the audited interim condensed financial statements as stated.

Note: In the three months ended March 2018, the Company classified and presented investments in subsidiaries Kallidus and Skava (together referred to as "Skava”) and Panaya separately as “Held for Sale” and recognized a reduction in the fair value of investment amounting to 589 crore during the three months and year ended March 31, 2018 and 265 crore for the three months ended June 30, 2018 in respect of Panaya in the standalone Statement of Profit and Loss of Infosys. During the three months ended December 31, 2018, the Company, in accordance with Ind AS 105 -" Non current Assets held for Sale and Discontinued Operations", reclassified the investment in subsidiaries from“Held for Sale” and recorded an adjustment in respect of excess of carrying amount over recoverable amount amounting to 469 crore in respect of Skava in the standalone Statement of Profit and Loss.

By order of the Board for Infosys Limited

Bengaluru, India April 12, 2019	Salil Parekh Chief Executive Officer and Managing Director

The Board has also taken on record the condensed consolidated results of Infosys Limited and its subsidiaries for the quarter and year ended March 31, 2019, prepared as per International Financial Reporting Standards (IFRS) and reported in US dollars. A summary of the financial statements is as follows:

(in US$ million, except per equity share data)

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2019	2018	2018	2019	2018
	Unaudited	Audited	Unaudited	Audited	Audited
Revenues	3,060	2,987	2,805	11,799	10,939
Cost of sales	2,028	1,956	1,793	7,687	7,001
Gross profit	1,032	1,031	1,012	4,112	3,938
Operating expenses	374	356	319	1,416	1,279
Operating profit	658	675	693	2,696	2,659
Other income, net	94	105	100	411	513
Reduction in the fair value of Disposal Group held for sale (Refer Note a below)	–	–	(18)	(39)	(18)
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale" (Refer Note a below)	–	(65)	–	(65)	–
Share in net profit/(loss) of associate, including impairment	–	–	–	–	(11)
Profit before income taxes	752	715	775	3,003	3,143
Income tax expense	171	213	204	803	657
Net profit	581	502	571	2,200	2,486
Earnings per equity share *
Basic	0.13	0.12	0.13	0.51	0.55
Diluted	0.13	0.12	0.13	0.51	0.55
Total assets	12,252	11,872	12,255	12,252	12,255
Cash and cash equivalents and current investments	3,787	3,764	4,023	3,787	4,023

* EPS is not annualized for the quarter ended March 31, 2019, December 31, 2018 and March 31, 2018.

Note	a)	In the three months ended March 31, 2018, the Company had classified its subsidiaries, Kallidus and Skava (together referred to as "Skava”) and Panaya, collectively referred to as the “Disposal Group” as "Held for sale" and recorded a reduction in the fair value amounting to $18 million for the three months and year ended March 31, 2018 and $39 million for the three months ended June 30, 2018 in respect of Panaya.

During the three months ended December 31, 2018, in accordance with IFRS 5 -" Non current Assets held for Sale and Discontinued Operations", the Company concluded that the Disposal Group does not meet the criteria for "Held for Sale" classification and accordingly the assets and liabilities of Panaya and Skava have been included on a line by line basis in the consolidated financial statements for the period and as at December 31, 2018 and March 31, 2019.

On reclassification from “Held for Sale”, the Company recorded additional depreciation and amortization expenses of $12 million and an adjustment in respect of excess of carrying amount over recoverable amount of $65 million (comprising of $52 million towards goodwill and $13 million towards value of customer relationships) in respect of Skava in the consolidated Statement of Comprehensive Income for the three months ended December 31, 2018.

Certain statements mentioned in this release concerning our future growth prospects and our future business expectations are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995. Such statements involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2018. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company unless it is required by law.

Infosys Limited

CIN : L85110KA1981PLC013115 Regd.

Office: Electronics City, Hosur Road, Bengaluru 560 100, India.

Website: www.infosys.com; Email: investors@infosys.com; Telephone: 91 80 2852 0261; Fax: 91 80 2852 0362

Extract of Consolidated Audited Financial Results of Infosys Limited and its subsidiaries for the quarter and year ended March 31, 2019 prepared in compliance with the Indian Accounting Standards (Ind-AS)

( in crore except per equity share data)

Particulars	Quarter ended March 31,	Year ended March 31,	Quarter ended March 31,
	2019	2019	2018
Revenue from operations	21,539	82,675	18,083
Profit before tax (Refer Note 1(a) and 1(c))	5,283	21,041	5,006
Profit for the period (Refer Note 1(a) and 1(c))	4,078	15,410	3,690
Total comprehensive income for the period (comprising profit for the period after tax and other comprehensive income after tax)	4,016	15,544	3,920
Profit attributable to:
Owners of the company	4,074	15,404	3,690
Non-controlling interest	4	6	–
	4,078	15,410	3,690
Total comprehensive income attributable to:
Owners of the company	4,012	15,538	3,920
Non-controlling interest	4	6	–
	4,016	15,544	3,920
Paid-up equity share capital (par value 5/- each, fully paid) (Refer Note 1(b))	2,170	2,170	1,088
Other equity	62,778	62,778	63,835
Earnings per share (par value 5/- each) (Refer note 1(b) and 1(c))*
Basic ()	9.37	35.44	8.49
Diluted ()	9.36	35.38	8.48

* EPS is not annualized for the quarter ended March 31, 2019 and March 31, 2018.

1. Notes pertaining to the previous quarters / periods

a)	In December 2017, on account of the conclusion of an Advance Pricing Agreement (“APA”) with the U.S. Internal Revenue Service (“IRS”), the Company had reversed income tax expense provision of $225 million (1,432 crore), which pertained to previous periods.

b)	The Company has allotted 2,18,41,91,490 fully paid up equity shares (including treasury shares) of face value 5/- each during the three months ended September 30, 2018 pursuant to a bonus issue approved by the shareholders. Consequent to this bonus issue, the earnings per share has been adjusted for previous periods presented in accordance with Ind AS 33, Earnings per share.

c)	Reclassification of Disposal Group "Held for Sale''

In the three months ended March 31, 2018, the Company had classified its subsidiaries, Kallidus and Skava (together referred to as "Skava”) and Panaya, collectively referred to as the “Disposal Group” as "Held for sale" and recorded a reduction in the fair value amounting to 118 crore for the three months and year ended March 31, 2018 and 270 crore for the three months ended June 30, 2018 in respect of Panaya.

During the three months ended December 31, 2018, in accordance with Ind AS 105 -" Non current Assets held for Sale and Discontinued Operations", the Company concluded that the Disposal Group did not meet the criteria for "Held for Sale" classification and accordingly the assets and liabilities of Panaya and Skava have been included on a line by line basis in the consolidated financial statements for the period and as at December 31, 2018 and March 31, 2019.

On reclassification from “Held for Sale”, the Company recorded additional depreciation and amortization expenses of 88 crore and an adjustment in respect of excess of carrying amount over recoverable amount of 451 crore (comprising of 358 crore towards goodwill and 93 crore towards value of customer relationships) in respect of Skava in the consolidated statement of Profit and Loss for the three months ended December 31, 2018.

2.	Notes pertaining to the current quarter

a)	The audited interim consolidated financial statements for the quarter and year ended March 31, 2019 and the audited consolidated financial statements for the year ended March 31, 2019 have been taken on record by the Board of Directors at its meeting held on April 12, 2019. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unqualified audit opinion. The information for the year ended March 31, 2019 presented above is extracted from the audited consolidated financial statements and the information for quarter ended March 31, 2019 are extracted from the audited interim consolidated financial statements. These consolidated financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b)	Buyback of equity shares of the Company

The shareholders approved the proposal of buyback of Equity Shares recommended by the Board of Directors,in its meeting held on January 11, 2019, through the postal ballot that concluded on March 12, 2019. At the Maximum buyback price of 800/- per equity share and the Maximum buyback size of 8,260 crore the maximum indicative number of Equity shares bought back would be 10,32,50,000 Equity Shares (Maximum buyback shares) comprising approximately 2.36% of the paid-up equity share capital of the Company.

The buyback was offered to all eligible equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through the stock exchange. The Company will fund the buyback from its free reserves. The buyback of equity shares through the stock exchange commenced on March 20, 2019 and is expected to be completed by September, 2019. During the year ended March 31, 2019, 1,26,52,000 equity shares were purchased from the stock exchange which include 18,18,000 shares which have been purchased but not extinguished as of March 31, 2019 and 36,36,000 shares which have been purchased but have not been settled and therefore not extinguished as of March 31, 2019. In accordance with section 69 of the Companies Act, 2013, during the year ended March 31, 2019 , the Company has created ‘Capital Redemption Reserve’ of 5 crore equal to the nominal value of the shares bought back as an appropriation from general reserve. Subsequent to the year ended March 31, 2019, the Company has purchased additionally 81,31,000 shares; total number of shares purchased till date is 2,07,83,000 amounting to 1,546 crore (net of transaction costs).

c)	Management change

a.	The Board has appointed Nilanjan Roy as the Chief Financial Officer of the Company effective March 1, 2019.

b.	Jayesh Sanghrajka was appointed as the Interim Chief Financial Officer effective November 17, 2018. He resumed his responsibilities as Deputy Chief Financial Officer effective March 1, 2019.

d)	Grant of Stock options/RSU's

The Board, on April 12, 2019, based on the recommendations of the Nominations and Remuneration Committee approved, the performance based grant of RSUs amounting to 13 crore for the financial year 2020 to Salil Parekh, CEO and Managing Director under the 2015 Stock Incentive Compensation Plan (2015 plan). This was pursuant to the approval from the shareholders through postal ballot concluded on February 20, 2018. These RSU's will vest in line with the current employment agreement. The RSUs will be granted w.e.f May 2, 2019 and the number of RSU's will be calculated based on the market price at the close of trading on May 2, 2019.

The Board, on April 12, 2019, under the 2015 plan, based on the recommendations of the Nominations and Remuneration Committee approved :
a)	The grant of annual time based RSU’s of fair value 1.75 crore to Nilanjan Roy, CFO, in accordance with his employment agreement. These RSU's will vest equally over a period of 4 years from the date of grant. The Committee also approved an annual performance based RSU of fair value 0.75 crore which will vest equally over a period of 3 years subject to achievement of performance targets. The RSUs will be granted w.e.f May 2, 2019 and the number of RSU's will be calculated based on the market price at the close of trading on May 2, 2019.

b) Grant of 12,200 RSU's to an eligible employee of the Company under the 2015 plan. These RSUs shall vest equally over a period of 4 years from the date of grant. The RSUs will be granted w.e.f May 2, 2019.

e)	Acquisitions

Hitachi Procurement Service Co. Ltd

On April 1, 2019, Infosys Consulting Pte Limited (a wholly owned subsidiary of Infosys Limited) acquired 81% of voting interests in Hitachi Procurement Service Co., Ltd., (HIPUS), Japan, a wholly owned subsidiary of Hitachi Ltd, Japan, for a total cash consideration of JPY 3.29 billion (approximately 206 crore) on fulfilment of closing conditions.

Proposed acquisition - Stater N.V.

On March 28, 2019, Infosys Consulting Pte Limited (a wholly owned subsidiary of Infosys Limited) entered into a definitive agreement to acquire 75% of the shareholding in Stater N.V., a wholly-owned subsidiary of ABN AMRO Bank N.V., Netherlands, for a consideration including base purchase price of up to EUR 127.5 million (approximately 990 crore) and customary closing adjustments, subject to regulatory approvals and fulfilment of closing conditions.

f)	As previously disclosed to the Stock exchanges on February 15, 2019, the Securities and Exchange Board of India (SEBI) has passed a settlement order in respect of a settlement application pertaining to matters related to the severance agreement entered into with a former CFO of the Company and based on the same, the company has paid a settlement amount of 34 lakhs to SEBI.

3. Information on dividends for the quarter and year ended March 31, 2019

For financial year 2019, the Board recommended a final dividend of 10.50/- per equity share. The payment is subject to the approval of the shareholders in the ensuing Annual General Meeting of the Company to be held on June 22, 2019. The book closure date for the purpose of the Annual General Meeting and payment of final dividend is June 15, 2019. A special dividend of 4/- per equity share was declared on January 11, 2019 and the same was paid on January 28, 2019. For the financial year ended 2018, the Company declared a special dividend of 5/- per share (adjusted for September 2018 bonus issue) and a final dividend of 10.25/- per share (adjusted for September 2018 bonus issue)

An interim dividend of 7/- per equity share was declared on October 16, 2018 and the same was paid on October 30, 2018.

(in )

Particulars	Quarter ended March 31,	Year ended March 31,	Quarter ended March 31,
	2019	2019	2018
Dividend per share (par value 5/- each)
Interim dividend	–	7.00	–
Final dividend	10.50	10.50	10.25
Special dividend	–	4.00	5.00

Note: Dividend per equity share disclosed for quarter ended March 31, 2018 in the above table represents dividend declared previously, retrospectively adjusted for September 2018 bonus issue.

4. Audited financial results of Infosys Limited (Standalone information)

(in crore)

Particulars	Quarter ended March 31,	Year ended March 31,	Quarter ended March 31,
	2019	2019	2018
Revenue from operations	18,935	73,107	15,984
Profit before tax (Refer note below)	4,953	19,927	4,390
Profit for the period (Refer note below)	3,820	14,702	3,157

Note:

In the three months ended March 2018, the Company classified and presented investments in subsidiaries Kallidus and Skava (together referred to as "Skava”) and Panaya separately as “Held for Sale” and recognized a reduction in the fair value of investment amounting to 589 crore during the three months and year ended March 31, 2018 and 265 crore for the three months ended June 30, 2018 in respect of Panaya in the standalone Statement of Profit and Loss of Infosys. During the three months ended December 31, 2018, the Company, in accordance with Ind AS 105 -" Non current Assets held for Sale and Discontinued Operations", reclassified the investment in subsidiaries from“Held for Sale” and recorded an adjustment in respect of excess of carrying amount over recoverable amount amounting to 469 crore in respect of Skava in the standalone Statement of Profit and Loss.

The above is an extract of the detailed format of Quarterly audited financial results filed with Stock Exchanges under Regulation 33 of the SEBI (Listing and Other Disclosure Requirements) Regulations, 2015. The full format of the Quarterly Financial Results are available on the Stock Exchange websites, www.nseindia.com and www.bseindia.com, and on the Company's website, www.infosys.com.

Certain statements mentioned in this release concerning our future growth prospects and our future business expectations are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995. Such statements involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2018. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company unless it is required by law.

By order of the Board for Infosys Limited

Bengaluru, India April 12, 2019	Salil Parekh Chief Executive Officer and Managing Director

Infosys Limited

CIN : L85110KA1981PLC013115 Regd.

Office: Electronics City, Hosur Road, Bengaluru 560 100, India.

Website: www.infosys.com; Email: investors@infosys.com; Telephone: 91 80 2852 0261; Fax: 91 80 2852 0362

Statement of Audited results of Infosys Limited for the quarter and year ended March 31, 2019 prepared in compliance with the Indian Accounting Standards (Ind-AS)

(in crore, except per equity share data)

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2019	2018	2018	2019	2018
	Audited	Audited	Audited	Audited	Audited
Revenue from operations	18,935	18,819	15,984	73,107	61,941
Other income, net (Refer note 1(b) and 1(c ))#	639	756	636	2,852	4,019
Total income	19,574	19,575	16,620	75,959	65,960
Expenses
Employee benefit expenses	10,198	9,784	8,418	38,296	32,472
Cost of technical sub-contractors	2,040	2,037	1,434	7,646	5,494
Travel expenses	486	483	369	1,906	1,479
Cost of software packages and others	392	392	320	1,646	1,270
Communication expenses	87	81	75	339	330
Consultancy and professional charges	312	291	233	1,096	826
Depreciation and amortisation expense	429	406	363	1,599	1,408
Other expenses	677	690	429	2,770	2,184
Reduction in the fair value of assets held for sale (Refer Note 1(e))	–	–	589	265	589
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale" (Refer Note 1(e))	–	469	–	469	–
Total expenses	14,621	14,633	12,230	56,032	46,052
Profit before tax	4,953	4,942	4,390	19,927	19,908
Tax expense: (Refer note 1(a))
Current tax	1,053	1,340	1,397	5,189	4,003
Deferred tax	80	101	(164)	36	(250)
Profit for the period	3,820	3,501	3,157	14,702	16,155
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability / asset, net	(3)	(20)	31	(21)	52
Equity instruments through other comprehensive income, net	9	57	7	78	7
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedges, net	(15)	56	2	21	(39)
Fair value changes on investments, net	22	33	(12)	1	1
Total other comprehensive income/ (loss), net of tax	13	126	28	79	21
Total comprehensive income for the period	3,833	3,627	3,185	14,781	16,176
Paid-up share capital (par value 5/- each fully paid) (Refer Note 1(d))	2,178	2,184	1,092	2,178	1,092
Other Equity*	60,533	62,410	62,410	60,533	62,410
Earnings per equity share ( par value 5 /- each) (Refer Note 1(d) and 1(e))**
Basic ()	8.75	8.01	7.23	33.66	35.64
Diluted ()	8.74	8.01	7.22	33.64	35.62

*	Balances for the quarter ended December 31, 2018 represents balance as per the audited Balance Sheet for the year ended March 31, 2018 as required by SEBI (Listing and Other Disclosure Requirements) Regulations, 2015

**	EPS is not annualized for the quarter ended March 31, 2019, December 31, 2018 and March 31, 2018.

#	Other income includes 50 crore each for the quarter and year ended March 31, 2019 and 257 crore for the year ended March 31, 2018 towards the interest on income tax refund.

1. Notes pertaining to the previous quarters / periods

a)	In December 2017, on conclusion of an Advance Pricing Agreement (“APA”) with the U.S. Internal Revenue Service (“IRS”), the Company had reversed income tax expense provision of $225 million (1,432 crore), which pertained to previous periods.

b)	During the quarter ended June 30, 2017, the Company had written down the entire carrying value of the investment in its subsidiary Infosys Nova Holding LLC, amounting to 94 crore.

c)	The Company has allotted 2,18,41,91,490 fully paid up equity shares (including treasury shares) of face value 5/- each during the three months ended September 30, 2018 pursuant to a bonus issue approved by the shareholders. Consequent to this bonus issue, the earnings per share has been adjusted for previous periods presented in accordance with Ind AS 33, Earnings per share.

d)	Reclassification of assets "Held for Sale''

In the three months ended March 2018, the Company classified and presented investments in subsidiaries Kallidus and Skava (together referred to as "Skava”) and Panaya separately as “Held for Sale” and recorded a reduction in the fair value of investment amounting to 589 crore for the three months and year ended March 31, 2018 and 265 crore for the three months ended June 30, 2018 in respect of Panaya in the standalone Statement of Profit and Loss of Infosys. During the three months ended December 31, 2018, in accordance with Ind AS 105 -" Non current Assets held for Sale and Discontinued Operations", the Company reclassified the investment in subsidiaries from“Held for Sale” and recorded an adjustment in respect of excess of carrying amount over recoverable amount amounting to 469 crore in respect of Skava in the standalone Statement of Profit and Loss.

2.	Notes pertaining to the current quarter

a)	The audited interim condensed standalone financial statements for the quarter and year ended March 31, 2019 and the audited standalone financial statements for the year ended March 31, 2019 have been taken on record by the Board of Directors at its meeting held on April 12, 2019. The statutory auditors,Deloitte Haskins & Sells LLP have expressed an unqualified audit opinion. The information for the year ended March 31, 2019 presented above is extracted from the audited standalone financial statements and the information for quarter ended March 31, 2019 is extracted from the audited interim condensed standalone financial statements. The standalone financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b)	Buyback of equity shares of the Company

The shareholders approved the proposal of buyback of Equity Shares recommended by the Board of Directors, in its meeting held on January 11, 2019, through the postal ballot that concluded on March 12, 2019. At the Maximum buyback price of 800/- per equity share and the Maximum buyback size of 8,260 crore the maximum indicative number of Equity shares bought back would be 10,32,50,000 Equity Shares (Maximum buyback shares) comprising approximately 2.36% of the paid-up equity share capital of the Company.

The buyback was offered to all eligible equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through the stock exchange. The Company will fund the buyback from its free reserves. The buyback of equity shares through the stock exchange commenced on March 20, 2019 and is expected to be completed by September, 2019. During the year ended March 31, 2019, 1,26,52,000 equity shares were purchased from the stock exchange which include 18,18,000 shares which have been purchased but not extinguished as of March 31, 2019 and 36,36,000 shares which have been purchased but have not been settled and therefore not extinguished as of March 31, 2019. In accordance with section 69 of the Companies Act, 2013, during the year ended March 31, 2019 , the Company has created ‘Capital Redemption Reserve’ of 5 crore equal to the nominal value of the shares bought back as an appropriation from general reserve. Subsequent to the year ended March 31, 2019, the Company has purchased additionally 81,31,000 shares; total number of shares purchased till date is 2,07,83,000 amounting to 1,546 crore (net of transaction costs).

c)	Management change

a. The Board has appointed Nilanjan Roy as the Chief Financial Officer of the Company effective March 1, 2019.

b. Jayesh Sanghrajka was appointed as the Interim Chief Financial Officer effective November 17, 2018. He resumed his responsibilities as Deputy Chief Financial Officer effective March 1, 2019.

d)	Grant of Stock options/RSU's

The Board, on April 12, 2019, based on the recommendations of the Nominations and Remuneration Committee approved, the performance based grant of RSUs amounting to 13 crore for the financial year 2020 to Salil Parekh, CEO and Managing Director under the 2015 Stock Incentive Compensation Plan (2015 plan). This was pursuant to the approval from the shareholders through postal ballot concluded on February 20, 2018. These RSU's will vest in line with the current employment agreement. The RSUs will be granted w.e.f May 2, 2019 and the number of RSU's will be calculated based on the market price at the close of trading on May 2, 2019.

The Board, on April 12, 2019, under the 2015 plan, based on the recommendations of the Nominations and Remuneration Committee approved :

a) The grant of annual time based RSU’s of fair value 1.75 crore to Nilanjan Roy, CFO, in accordance with his employment agreement. These RSU's will vest equally over a period of 4 years from the date of grant. The Committee also approved an annual performance based RSU of fair value 0.75 crore which will vest equally over a period of 3 years subject to achievement of performance targets. The RSUs will be granted w.e.f May 2, 2019 and the number of RSU's will be calculated based on the market price at the close of trading on May 2, 2019.

b) Grant of 12,200 RSU's to an eligible employee of the Company under the 2015 plan. These RSUs shall vest equally over a period of 4 years from the date of grant. The RSUs will be granted w.e.f May 2, 2019.

e)	As previously disclosed to the Stock exchanges on February 15, 2019, the Securities and Exchange Board of India (SEBI) has passed a settlement order in respect of a settlement application pertaining to matters related to the severance agreement entered into with a former CFO of the Company and based on the same, the company has paid a settlement amount of 34 lakhs to SEBI.

3. Information on dividends for the quarter and year ended March 31, 2019

For financial year 2019, the Board recommended a final dividend of 10.50/- per equity share. The payment is subject to the approval of the shareholders in the ensuing Annual General Meeting of the Company to be held on June 22, 2019. The book closure date for the purpose of the Annual General Meeting and payment of final dividend is June 15, 2019. A special dividend of 4/- per equity share was declared on January 11, 2019 and the same was paid on January 28, 2019. For the financial year ended 2018, the Company declared a special dividend of 5/- per share (adjusted for September 2018 bonus issue) and a final dividend of 10.25/- per share (adjusted for September 2018 bonus issue)

An interim dividend of 7/- per equity share was declared on October 16, 2018 and the same was paid on October 30, 2018.

(in )

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2019	2018	2018	2019	2018
Dividend per share (par value 5/- each)
Interim dividend	–	–	–	7.00	6.50
Final dividend	10.50	–	10.25	10.50	10.25
Special dividend	–	4.00	5.00	4.00	5.00

Note:	Dividend per equity share disclosed for quarter and year ended March 31, 2018 in the above table represents dividends declared previously, retrospectively adjusted for September 2018 bonus issue.

4. Audited Standalone Balance Sheet

(in crore)

Particulars	As at
	March 31, 2019	March 31, 2018
ASSETS
Non-current assets
Property, plant and equipment	10,394	9,027
Capital work-in-progress	1,212	1,442
Goodwill	29	29
Other Intangible assets	74	101
Financial assets
Investments	12,062	11,993
Loans	16	19
Other financial assets	196	177
Deferred tax assets (net)	1,114	1,128
Income tax assets (net)	5,870	5,710
Other non-current assets	1,740	2,161
Total non - current assets	32,707	31,787
Current assets
Financial assets
Investments	6,077	5,906
Trade receivables	13,370	12,151
Cash and cash equivalents	15,551	16,770
Loans	1,048	393
Other financial assets	4,834	5,906
Income tax assets (net)	423	–
Other current assets	4,920	1,439
	46,223	42,565
Assets held for sale	–	1,525
Total current assets	46,223	44,090
Total assets	78,930	75,877
EQUITY AND LIABILITIES
Equity
Equity share capital	2,178	1,092
Other equity	60,533	62,410
Total equity	62,711	63,502
LIABILITIES
Non-current liabilities
Financial liabilities
Other financial liabilities	79	55
Deferred tax liabilities (net)	541	505
Other non-current liabilities	169	153
Total non - current liabilities	789	713
Current liabilities
Financial liabilities
Trade payables
Total outstanding dues of micro enterprises and small enterprises	–	–
Total outstanding dues of creditors other than micro enterprises and small enterprises	1,604	738
Other financial liabilities	8,528	5,540
Other current liabilities	3,335	2,972
Provisions	505	436
Income tax liabilities (net)	1,458	1,976
Total current liabilities	15,430	11,662
Total equity and liabilities	78,930	75,877

The disclosure is an extract of the audited Balance Sheet as at March 31, 2019 and March 31, 2018 prepared in compliance with the Indian Accounting Standards (Ind-AS).

5. Segment Reporting

The Company publishes standalone financial statements along with the consolidated financial statements. In accordance with Ind AS 108, Operating Segments, the company has disclosed the segment information in the audited consolidated financial statements. Accordingly, the segment information is given in the audited consolidated financial results of Infosys Limited and its subsidiaries for the quarter and year ended March 31, 2019.

By order of the Board for Infosys Limited

Bengaluru, India April 12, 2019	Salil Parekh Chief Executive Officer and Managing Director

Certain statements mentioned in this release concerning our future growth prospects and our future business expectations are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995. Such statements involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2018. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company unless it is required by law.